UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: October 31, 2018
Washington, D.C. 20549	Estimated average burden
hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	814-00175

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K

☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For period ended: September 30, 2016

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENERGYTEK CORP.
Full Name of Registrant

N/A
Former Name if Applicable

7600 E. Redfield Rd., #100, Building A
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of EnergyTEK Corp. (the "Company") was unable to compile the financial information necessary to complete the preparation of the Company's financial statements for the quarterly period ended September 30, 2016 and the review of these financial statements by the Company's auditors in time for filing. The delay was caused by both the dismissal of our independent registered public accountant and engagement of a new independent registered accounting firm, as well as the need for integration of financial information of the Company and its newly-acquired subsidiary. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JONATHAN R. READ	(888)	875-9928
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENERGYTEK CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2016	By:	/s/ Jonathan R. Read
Jonathan R. Read
Title: Chief Executive Officer